Exhibit (h)(2)

DISTRIBUTION ASSISTANCE AGREEMENT

This Distribution Assistance Agreement (the “Agreement”), dated as of           , 2013, is entered into by and among, the Principal Real Estate Income Fund (the “Fund”), a Delaware Statutory Trust, ALPS Advisors, Inc., a corporation organized under the laws of the state of Colorado (the “Adviser”) and ALPS Portfolio Solutions Distributor, Inc., a corporation organized under the laws of the state of Colorado (“ALPS”).

In consideration for ALPS’ provision of distribution assistance services as set forth in Appendix A to this Agreement, to the Fund in connection with the offering of common shares of the Fund pursuant to the Fund’s prospectus dated                 , 2013 (the “Offering”), the Fund hereby agrees to pay ALPS up to 0.10% of the amount of the Offering, as further described below.

The Fund will pay up to 0.10% of the total public offering price (inclusive of any exercise of the overallotment) (the “Fee”), provided that, the Fund has not otherwise paid expenses relating to the Offering (exclusive of sales load, but inclusive of the reimbursement of underwriter expenses) up to the cap of $0.04 per common share of the Fund. In addition, the Fund shall reimburse ALPS for up to $250,000 of its reasonable and documented out-of-pocket expenses related to the road show (the “Expenses”) to the extent that the Fund has not otherwise paid expenses related to the Offering (exclusive of sales load, but inclusive of the reimbursement of underwriter expenses and the Fee) up to the reimbursement cap of $0.04 per common share of the Fund.

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Colorado, without regard to principles of conflicts of law.

In the event the Offering does not proceed, ALPS will not receive any Fees or Expenses under this Agreement. If the amount described in the above paragraph paid by the Fund to ALPS is less than the sum of the Fee plus Expenses, the Adviser shall pay ALPS the difference.

This Agreement shall terminate upon the payment of the entire amount of the Fee and Expenses payable under this Agreement or in the event the Offering does not proceed.

The Fund and ALPS acknowledge and agree that the compensation set forth above shall be the only compensation ALPS will receive from the Fund for its distribution assistance in connection with the Offering.

The Fund’s Amended and Restated Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of the State of Delaware.  This Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

THE PRINCIPAL REAL ESTATE INCOME FUND

Name:
Title:

ALPS ADVISORS, INC.

Name:
Title:

ALPS PORTFOLIO SOLUTIONS DISTRIBUTOR, INC.

Name:
Title:

APPENDIX A

Services

ALPS will execute the roadshow by providing the Fund with a sales team for the roadshow including regional wholesalers, internal wholesalers and members of ALPS’ senior management team.  ALPS will, or will cause an affiliated party to: (a) assist in writing and developing all sales and marketing materials for the Fund; (b); coordinate the roadshow and syndication; (c) provide secondary market support to the Fund with the wholesaling team; (d) provide a toll free phone line with registered representatives; (e) produce marketing pieces (including fact sheets, slicks and brochures); (f) create presentations related to the Fund; and (g) create web architecture, design, layout and maintenance.